Exhibit 12

EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2006	2005
Earnings
Earnings before income taxes and other items	$619	$597
Portion of rents representative of the interest factor	38	31
Interest on indebtedness	202	130
Amortization of debt expense and premium	1	1

	$860	$759

Fixed charges
Portion of rents representative of the interest factor	$38	$31
Interest on indebtedness	202	130
Amortization of debt expense and premium	1	1

	$241	$162

Ratio of earnings to fixed charges	3.6	4.7